Filed pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated May 12, 2020 to Prospectus dated August 30, 2019
Registration No. 333-233543-01

Exelon Generation Company, LLC

$900,000,000 3.250% Senior Notes Due 2025

May 12, 2020

Pricing Term Sheet

Issuer:	Exelon Generation Company, LLC
Expected Ratings*:	Baa2 (Moody’s); BBB+ (S&P); BBB (Fitch)
Principal Amount:	$900,000,000
Security Type:	Senior Notes
Trade Date:	May 12, 2020
Settlement Date**:	May 15, 2020 (T+3)
Coupon:	3.250%
Maturity Date:	June 1, 2025
Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing December 1, 2020
Benchmark Treasury:	0.375% due April 30, 2025
Benchmark Treasury Price and Yield:	100-05+ / 0.340%
Spread to Benchmark Treasury:	+295 basis points
Yield to Maturity:	3.290%
Offering Price:	99.814% of Principal Amount
Optional Redemption:

At any time prior to May 1, 2025 (one month prior to the Maturity Date), at the greater of (i) 100% of the principal amount of the Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) that would be due if such Senior Notes matured on May 1, 2025 but for the redemption, at the Treasury rate plus 45 basis points, plus, in each case accrued interest to the redemption date

At any time on or after May 1, 2025, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP / ISIN: Joint Book-Running Managers:	30161M AS2 / US30161MAS26 Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Senior Co-Manager:	Loop Capital Markets LLC
Co-Managers:	Blaylock Van, LLC
Mischler Financial Group, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about May 15, 2020, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.